FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 9, 2003

Commission File Number: 001-13464

Telecom Argentina STET-France Telecom S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina STET-France Telecom S.A.

TABLE OF CONTENTS

Item
1.	Letter to the Buenos Aires Stock Exchange dated May 7th, 2003 in reference to the Committee of Disclosure.

FREE TRANSLATION

FOR IMMEDIATE RELEASE

May 7, 2003

BUENOS AIRES STOCK EXCHANGE

Dear Sirs,

RE.: COMMITTEE OF DISCLOSURE

I am writing you as Responsible for Market Relations of Telecom Argentina STET- France Telecom S.A. (“the Company”) to inform that the Company has implemented a “Committee of Disclosure” as a permanent internal body. Its aim will be verifying that the notorial information related to the Company and its controlled companies is gathered, processed and adequately controlled in order to prepare the 20-F Form to be submitted to the Securities & Exchange Commission as well as other reports containing notorial information that must be subject to public disclosure in Argentina and abroad.

The Committee of Disclosure is conformed by senior officials and their activity is subject to rules tending to ensure that the processing of the information to be disclosed has complied with the internal controls as well as the information procedures designed by the Company, prior to submitting it to the Chief Executive Officer to submit it in turn to the pertaining authorities and subsequent disclosure.

Considering that the regulations recently enforced in the country and in the United States of America regarding transparency of the public offer and corporate governance have particularly emphasized on the duty of public companies to provide accurate, complete and timely information as well as easily understandable, the Company has created the Committee of Disclosure as an additional body of control, in search for more safety and transparency in dealing with notorial information to its shareholders, to the markets, and to the regulatory entities.

Sincerely,

Pedro Insussarry

Responsible for Market Relations

Telecom Argentina STET - France Telecom S.A.

Alicia Moreau de Justo 50

C1107AAB Buenos Aires - Argentina

Telefono: (54-11)4968-4000

http://www.telecom.com.ar

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

Date: May 9, 2003	By:	/s/ CHRISTIAN CHAUVIN
Name: Christian Chauvin Title: Vice-President